Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN: 82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 JUNE 2009

PRELIMINARY FINAL REPORT: 30 JUNE 2009

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ending 30 June 2009 including comparative information for the year ending 30 June 2008. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities

Down 23.7% to $4,940,000.

Loss from ordinary activities after tax attributable to members

Loss down 79.1% to $5,467,000.

Loss for the period attributable to members

Loss down 79.1% to $5,467,000.

Explanation of the loss from ordinary activities for the period attributable to members

Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”

Dividends

The Company has not declared nor paid any dividends.

Net Tangible Assets per security

Net tangible assets per security at 30 June 2009 amounted to $1.12 (2008: $1.19).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ACN 010 975 612 and the entities it controlled at the end of, or during, the year ended 30 June 2009.

1.             Directors

Mr T. Justus Homburg and Mr Stephen Chang were directors of Progen Pharmaceuticals Limited during the whole of the financial year, resigning on 1 July 2009.

Prof John Zalcberg resigned as Non-executive director on 4 September 2008.

Mr Linton Burns resigned as Company Secretary on 10 December 2008 and as Chief Operating Officer on 9 January 2009.

Mr John Lee was appointed Company Secretary on 10 December 2008, resigning on 3 April 2009.

Dr Mal Eutick, Mr Patrick Burns, Mr John Lee and Mr Robert Williamson were removed as directors at a General Meeting of shareholders on 27 March 2009.

Dr Wolf Hanisch was appointed as director on 27 March 2009, resigning on 1 July 2009.

Mr Paul Dixon was appointed as Company Secretary on 3 April 2009.

Dr John Chiplin, Dr Gordon Schooley, Dr Julie Cherrington and Mr Stuart James were appointed directors of Progen Pharmaceuticals Limited on 1 July 2009 and remained directors up to the date of this report.

Mr Heng Hsin Tang, Mr Joe Yeh-Chiao Lin and Mr Thomas Burt were appointed as directors at a General Meeting of shareholders on 17 July 2009 and remained directors up to the date of this report.

2.             Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2009 (2008: Nil).

3.             Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2009 was a loss of $5.467 million, being a decrease of 79.1% over the prior year loss of $26.148 million.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

The following table summarises the consolidated results:

		2009	2008
	% Change	$000	$000
Revenue	(23.7)	4,940	6,478
Other income	526.3	7,021	1,121
Research and development expenditure	(56.3)	(7,049)	(16,145)
Manufacturing expenditure	(38.2)	(1,683)	(2,721)
Administrative and corporate expenses (incl. finance costs)	(19.9)	(8,696)	(10,852)
Cash and equity based payments to Medigen	(100.0)	—	(4,029)
Operating loss from continuing operations	(79.1)	(5,467)	(26,148)

The decrease in research and development expenditure for the year ended 30 June 2009 reflects the cancellation of the PI-88 phase 3 post resection liver cancer trial (“PATHWAY”) in July 2008, partially offset by an increase in expenditure associated with the inclusion of a full year of Progen Pharmaceuticals Inc. results which was acquired in February 2008.

Earnings/ (Loss) per Share and Net Tangible Assets per Share

		2009	2008
	% Change	cents	cents
Basic and diluted loss per share	(76.9)	(10.0)	(43.3)
Net tangible assets per share	(5.9)	112.0	119.0

Management Discussion and Analysis

Revenue and Other Income

Government grant income reduced by 93.7% in 2009 due to the completion of the AusIndustry Commercial Ready grant which expired in August 2008. Interest income reduced in 2009 due to both reduced funds on deposit following the Company’s $39.4 million share buy-back scheme; and deteriorating deposit interest rates throughout the year. These reductions were offset by net unrealised foreign exchange gains of $6.3 million and an increase in manufacturing revenue of 58.7% for the 2009 financial year.

		2009	2008
	% Change	$000	$000
Revenue and other income
Government grants	(93.7)	83	1,316
Manufacturing	58.7	1,724	1,086
Other, including interest and unrealised foreign currency gain	86.4	10,154	5,446
Total revenue and other income	52.4	11,961	7,848

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the entire year were:

1.              The clinical development of PG11047 and the phase 2 PI-88 melanoma program;

2.              Preclinical development of PG545 and PG562

3.              The heparan sulfate mimetic drug discovery and preclinical program, and the epigenetics drug discovery program.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.             Results and Review of Operations (cont’d)

Expenditure on our Research and Development initiatives decreased year on year by 56.3% to $7.049 million, primarily due to the reduced research activity following the cancellation of the PATHWAY phase 3 trial in July 2008. Progen expended $0.699 million on the ongoing PI-88 Phase 2 Melanoma trial (2008: $1.041 million), and $2.893 million on drug discovery across PG545, PG562 and PI-166 (2008: $3.364 million). Expenditure of $2.037 million was booked against the ongoing PG11047 phase 1 trial in the United States and a further $0.693 million was related to PI-88.

Manufacturing

Pharmasynth operates a “currently Good Manufacturing Practices”, or cGMP, certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries. Pharmasynth also holds the rights to the PI-88 technology and will therefore continue to manufacture PI-88 API for Global TransBiotech, as well as receive all milestone and royalty payments prescribed in the licence agreement between Pharmasynth and Global TransBiotech Inc.

Revenues earned by this division increased 58.7% to $1.724 million in 2009 (2008: $1.086 million).

The segment result in the manufacturing business was a profit of $41,000, compared to a loss of $1.635 million in the previous year. This increase was due to additional manufacturing contracts in 2009, as well as a reduction in staff and contracting costs from the prior year.

Liquidity

The Company ended the financial year with cash and cash equivalents totalling $28.045 million compared with $76.748 million at the previous year-end. The material change in cash is primarily due to the off market share buy-back completed in April 2009, totalling $39.420 million.

Cash and cash equivalents at 30 June 2009 were represented by of a mix of highly liquid interest bearing investments with maturities ranging from 30 to 90 days and deposits on call. These investments do not constitute any material financial market risk exposure. During 2009, the group reduced its US Dollar holdings significantly following the termination of the PATHWAY phase 3 trials, maintaining a small balance to service the US operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows

Cash of $15.846 million was disbursed during the year to fund consolidated net operating activities, compared to $15.623 million in 2008. Savings from the cancelled PATHWAY trials were offset by cash outflows for management consultants, legal fees and the settlement of the remaining PATHWAY liabilities, which made up the bulk of the $5.092 million decrease in trade and other payables throughout the year.

Cash outflows from financing activities of $39.420 million relates entirely to the off-market, equal-access share buy-back undertaken by the company in April 2009. The shares were bought back at $1.10 which was $0.22 more than the volume weighted average price over the 60 days prior to the date of the buy-back. The buy-back was carried out to return funds to shareholders following the reduced cash requirement of the company due to the cessation of the PATHWAY phase 3 trial.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of the oncology clinical programs and drug discovery programs. The company has continued funding the phase 1 clinical trial assessing the safety of PG11047 alone and in combination with approved cancer drugs. The phase 2 PI-88 trial in melanoma is currently treating its final patients and is expected to be completed during 2010. Preclinical studies in the PG545, PG562 and PG11144 compounds will continue throughout the 2010 financial year. The group’s heparan sulfate mimetic drug discovery program is now fully funded by the company following the completion of the AusIndustry Commercial Ready grant which expired in August 2008.

At 30 June, the Group has outstanding commitments of $2.446 million, of which $1.439 million relates to the Phase 1 clinical trial of PG11047 and $233,000 is committed to the PI-88 Phase 2 melanoma trial. The group has also committed to paying its various insurance premiums of $432,000 over the next fiscal year.

No further funds are expected to be expended with regard to the PATHWAY trial termination.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, including in-licensing and corporate

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.             Results and Review of Operations (cont’d)

development activities, the ability to generate revenues from contract manufacture services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

4.             Significant Changes in the State of Affairs

(i) Termination of PATHWAY Trial

Following a strategic review during July 2008, the Company discontinued the PI-88 phase 3 study in liver cancer. The strategic review was triggered by an accumulation of factors that impacted the commercial return for the phase 3 PATHWAY trial. Such factors included:

•                  Significant delays due to:

•                  slower than expected regulatory processes in China, Korea and Vietnam;

•                  slower than expected initiation of clinical sites;

•                  slower than expected recruitment of patients into active sites; and

•                  the launch of a competitive phase 3 trial in the same indication.

•                  The absence of a global partner willing to meaningfully develop and commercialise PI-88, eroding the commercial viability of the product.

(ii) Transfer of manufacturing to Pharmasynth Pty. Ltd.

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth provides contract pharmaceutical manufacturing services, also holding the intellectual property rights and providing the technical and manufacturing support for muparfostat (formerly PI-88). The financial impact of this spin-out was limited to the payment of stamp duty amounting to $44,000.

(iii) Termination of PI-166 Development

In addition to and as part of the strategic review, the Company also decided to terminate further development of its phase 1 compound PI-166, based on a commercial assessment of the market and the approval of competing compounds in this indication.

(iv) License of muparfostat (formerly PI-88) to Global TransBiotech Inc.

On 30 June 2009, PharmaSynth Pty Ltd executed a binding agreement with Global TransBiotech Inc for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88. Under the agreement, Progen will retain the development and commercialisation rights of muparfostat in Australia while PharmaSynth will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialise muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.

The licence agreement provides for future milestone payments to the Group of up to US$5 million, as well as royalties on muparfostat sales.

5.             Significant Events after the Balance Date

No significant events have occurred after the balance date.

6.             Likely Developments and Expected Results

The likely developments in the year ahead include:

1.              Providing necessary support to GlobalTransbiotech in order to reach value inflection milestones;

2.              Advancing the clinical development of PG11047;

3.              Continuing to advance our drug discovery programs with the objective of identifying potential new drug candidates from our epigenetics and small molecule heparanase drug discovery platforms;

4.              Continuing preclinical work on the 500 series toward formal preclinical studies and filing of a US FDA IND; and

5.              Aggressively pursuing M&A opportunities and in-licensing to supplement the existing drug development pipeline.

Our overall goal is to build a sustainable biotechnology company that has a well diversified and deep pipeline of drug candidates in development.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.                                      Directors – Qualifications, Experience and Special Responsibilities

Directors in office at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman

Finance and Audit Committee Member, Remuneration Committee Member

Mr James has more than 30 years experience across the health care, financial services and logistics industries. He has broad based business experience in executive roles, including Managing Director of Colonial State Bank and most recently as Managing Director and Chief Executive Officer of Mayne Group Limited, where he was responsible for the transformation of the Group into Symbion Health Limited and Mayne Pharma Limited. Mr James is currently Chairman of Pulse Health Limited, Prime Financial Group Limited, and the Balnave Capital Group and he is on the Board of Directors of Wolters Kluwer NV, the international publisher based in The Netherlands. He has previously held board positions with Coneco Limited (Chairman), Mayne Group Limited, FH Faulding and Co Pty Ltd and The Smith Family.

Dr Julie Cherrington BS MS PhD

Independent Non-Executive Director

Remuneration Committee Member

Dr Cherrington has 20 years experience across the biotechnology and pharmaceutical industries. She has extensive experience in clinical development and commercialisation programs in the biotechnology industry, encompassing research and development, corporate financing and general management. Dr Cherrington was until recently Non-Executive Director of ChemGenex Pharmaceuticals, and has held senior executive roles at a number of US-based companies including Phenomix Corporation (President), Sugen, Inc. and Gilead Sciences, Inc.

Dr John Chiplin BPharm PhD

Independent Non-Executive Director

Audit Committee Chair, Remuneration Committee Member

Dr Chiplin has 25 years experience across the life science and technology industries. He is experienced in both the operational and investment aspects of the drug development process, from research through to development and commercialisation. Dr Chiplin has international board level experience with companies such as Arana Therapeutics (Aus), Cognia (US), Domantis (US) and BT Ignite (UK). He is currently a Non-Executive Director of Science Media Inc. and is Managing Director of Newstar Ventures.

Dr Gordon Schooley BS MS PhD

Independent Non-Executive Director, Audit Committee Member

Dr Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries, with a strong focus on research and regulatory approvals. He has held senior executive roles with a number of companies including Pacira Pharmaceuticals, Skyepharma PLC, Ista Pharmaceutical Inc and Alliance Pharmaceuticals Corp. Dr Schooley has acted on the board of Topigen Pharmaceuticals Inc and Astralis Limited and currently consults to companies regarding pre-clinical and clinical development and regulatory approval processes.

Mr Heng Hsin Tang BENG (Hons) MBA

Non-Executive Director

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1 bn.

Mr Joe Yeh-Chiao Lin BSc MlnfTechSt

Non-Executive Director

Mr Lin is an accomplished IT professional with demonstrated success in business process management, strategy planning, and project management. He has 10 years experience in research and development, commercialisation and general management in the information technology industry. He is currently a researcher and a PhD candidate of computer science at the University of Queensland. He has also been a project manager for an international organisation since 2001. His main research interests are innovative solutions for business information systems that span several areas including business process management, data quality management, scientific workflows and service oriented computing.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.             Directors–Qualifications, Experience and Special Responsibilities (cont’d)

Mr Thomas Burt

Non-Executive Director

Mr Burt has had over 40 years experience across a number of industries including telecommunications, postal operations, logistics, property management and development and management consulting. He attended the University of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 4 years, Mr Burt has worked for various companies in a management consulting role providing advice and recommendations for improvements in general business disciplines and identifying M&A opportunities as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Directors who were in office during the year, but not at the date of this report

Malvin Eutick, B.Sc. (Hons) Ph.D. OAM

Independent Non-Executive Chairman

Audit Committee Member

Dr Eutick joined Progen’s board on 10 March 1999. Dr Eutick has 25 years experience in the medical and pharmaceutical industry including with companies such as Pfizer and Pharmacia.

In 1993, Dr Eutick founded and developed the pharmaceutical company, Phebra (formerly Pharmalab Pty Ltd), which supplies primarily hospitals in Australia and worldwide with critical drugs used in accident and emergency situations and the ICU. In 2000, he acquired the sterile medical device company, TUTA Laboratories Pty Ltd, from a Japanese multinational and recently coordinated its sale to the safety medical and collections solutions company BMDI International (ASX:BMI).

Dr Eutick was awarded the Medal of the Order of Australia for services to biotechnology in 1995. He has previously served as Chairman of the Australian biotechnology company, BioQuest Ltd and was Deputy Chairman of the Australian Museum Trust.

Dr Eutick is also currently a Director of BMDi-TUTA Ltd (ASX:BMI) (appointed in March 2008) and a number of private companies involved with drug innovation and development.

T Justus Homburg, BA, MA, DRS, MBA

Managing Director

Mr Homburg was appointed Managing Director and CEO in March 2006 having joined Progen as COO January 2006. Mr Homburg has had an international career working in the pharmaceutical and life sciences industries in the US, Australia, Europe and Asia. His experience ranges from the multi-national biotechnology giant Monsanto Company through to start up organisations such as Chirogen.

Mr Homburg spent more than a decade at Monsanto Company (1990 – 2001) and during his senior management time there he focused on new technology and business commercialisation, technology in and out-licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. His roles included Regional Business Management (Monsanto Chemicals), Division Management (Growth Enterprises), and Strategic Planning (Monsanto Agricultural Products).

Prior to his business career, Mr Homburg held a faculty position at the University of Michigan and was a Fulbright Scholar. He holds an MBA from the University of Washington and degrees from Iowa State University, Southern Illinois University and The University of Utrecht.

Dr Wolf Hanisch, Ph.D. BioChem Eng, FAICD

Independent Non-Executive Director

Dr Hanisch has nearly 30 years experience in managing small to medium size companies through the early stages of drug development. His main focus has been on the healthcare field, particularly biotechnology, since its inception in 1979 in California. His recent experience has included CEO, founder and director of CBIO, CEO of Bresagen and Non-executive director of Analytica Ltd and Psiron Ltd. Prior to his Australian experience Dr Hanisch spent two decades working in various international scientific positions at IDEC Corporation (now Biogen IDEC), Cetus Corporation and Abbot Laboratories.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.             Directors–Qualifications, Experience and Special Responsibilities (cont’d)

John Lee, BCom, BEdu, MBA, FAICD

Independent Non-Executive Director

Audit Committee Member

Mr Lee joined Progen as a non-executive director in March 2008. In 1987, Mr Lee founded Stockholder Relations, an Australian-based management consultancy specializing in corporate advisory, investor relations and corporate governance. Currently, Mr. Lee is non-executive chairman of Portland Orthopedics Limited (ASX:PLD) (appointed in October 2005), non-executive chairman of Milvella Limited (appointed in October 2007) and a non-executive director of TMG International Pty Ltd (appointed in May 2008).

Prior to founding Stockholder Relations, Mr. Lee served Woolworths Limited (ASX:WOW), as Chief General Manager Corporate Services and was a member of Woolworth’s executive committee.

Mr Lee received his MBA from the University of Melbourne, in addition to a B Comm. and post-graduate degree in Education. He is a Senior Associate of the Financial Services Institute of Australia (FINSIA) and a Foundation Fellow of the Australian Institute of Company Directors.

Stephen Chang, B.Eng

Non-Executive Director

Remuneration Committee Member

Mr Chang is a founding director of Progen Pharmaceuticals Limited and has served as chairman in the period from 1990 to 1994 and 1999 until March 2008. He served as chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration. Mr Chang was general manager and director of Australia Pacific Electric Cables Pty Ltd and is currently director of Capac International Pty Ltd. Prior to 1987, he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large Taiwanese conglomerate specialising in the IT industry.

John Zalcberg, M.D., Ph.D. OAM

Independent Non-Executive Director

Professor John Zalcberg joined Progen as a non-executive director in May 1995. In 1986, he was appointed Director of Medical Oncology at the Heidelberg Repatriation Hospital (HRH) in Melbourne, Australia. In 1996, he became the Director for Cancer Services at the Austin and Repatriation Medical Centre. Since 1997, Professor Zalcberg has been the Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Centre and was also appointed as Chief Medical Officer in 2007. He continues to practice in GI oncology and has been a Principal and Clinical Investigator of numerous clinical studies.

In 1987, Professor Zalcberg helped found the Lorne Cancer Conference, now recognised as one of Australia’s major cancer research conferences. He is also a founding member and is the current Chair of the Board of the Australasian Gastrointestinal Trials Group (AGITG). He is a Member of Cancer Trials Australia and past Board Member of the NSW Cancer Institute (2003-2005). From 2000-2002 he was also President of the Clinical Oncological Society of Australia. In 2007 Professor Zalcberg was also appointed as a Member of the Victorian Policy Advisory Committee on Clinical Practice and Technology (VPACT) and Member of the Consultative Council of the Victorian Cancer Agency (VCA).

In 2007 he received a Medal of the Order of Australia Award (OAM), for service to medicine in the field of oncology through initiatives to assist cancer patients and their families and through the promotion of clinical research.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.             Directors – Qualifications, Experience and Special Responsibilities (cont’d)

Patrick Burns, B.A. LLB (Hons)

Independent Non-Executive Director

Remuneration Committee Member and Audit Committee Chair

Mr Burns was appointed a non-executive director of Progen in March 1999. At the time he was also a Senior Consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies.

From 1997, Mr Burns has been a member of the Board of Directors of Synbiotics Corp, which specialises in animal health care, and Annovis Inc, a specialty chemicals company, and a Senior Advisor to Across Frontiers International, Inc.

From 1986 – 1991 he was a Vice President/Principal of R&D Funding Corp, the General Partner of four research and development funds of Prudential Securities, Inc., from 1991 – 1997 he served as the Senior Vice President of Prudential Securities, Inc. and from 2005 – 2007 he was a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX:CSX).

In 1971, Mr Burns arranged Minority Equity Capital Company, Inc, a multi-million dollar Venture Capital Fund, where he was President, Chief Executive Officer and a Director until 1985. Mr Burns also previously practiced law in New York with Milbank, Tweed, Hadley & McCloy. He holds a BA from Dartmouth College and an LLB (Honours) from Harvard Law School.

He is currently vice chairman of Euclid Systems Corp, an eye care company; chairman of StablEyes, Inc a biotechnology company also in the eye care field; and an advisor to a number of early stage biotechnology companies.

Robert Williamson, B.A. Economics, MBA

Independent Non-Executive Director

Remuneration Committee Member

Mr Williamson joined Progen’s board as a non-executive director in March 2008. Mr Williamson is the founder of LaSalle Venture Advisors, a consultancy serving venture-backed and public life science companies and their investors on strategic and operational issues. He currently serves as a non-executive director of Pharmasset, Inc. (NASDAQ:VRUS) (appointed in August 2004), an anti-viral therapeutics company.

Prior to founding LaSalle Venture Advisors, Mr Williamson served as President and CEO of Arriva Pharmaceuticals, Inc., and helped the company raise $27 million in venture capital. Previously, Mr Williamson was President and Chief Operating Officer of EOS Biotechnology, Inc., (purchased by PDL BioPharma (NASDAQ:PDLI)). Prior to this, Mr Williamson was President and Chief Operating Officer of DoubleTwist, Inc. (formerly Pangea Systems), a genomics start-up. Mr Williamson began his career at The Boston Consulting Group, Inc., a global business consulting firm, where he was named a Partner, and led the firm’s west coast health care practice.

Mr Williamson received a MBA from the Stanford Graduate School of Business in Stanford, CA. He obtained a B.A. in Economics from Pomona College in Claremont, CA.

8.             Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	—	—
Julie Cherrington	—	—
John Chiplin	—	—
Gordon Schooley	7,434	20,000
Thomas Burt	—	—
Heng Hsin Tang	1,500	—
Joe Yeh-Chiao Lin	5,923	—

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

9.             Directors’Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
Dr Mal Eutick	16	18	4	4	4	4
T Justus Homburg	24	24	—	—	—	—
Prof John Zalcberg	1	1	—	—	—	—
Patrick Burns	17	18	4	4	4	4
Stephen Chang	23	24	—	—	4	4
John Lee	16	18	4	4	—	—
Robert Williamson	17	18	—	—	—	—
Wolfgang Hanisch	6	6	—	—	—	—

Key:	A:	Number of meetings attended
	B:	Number of meetings held during the time the director held office or was a member of the committee

10.          Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the Parent and the Group receiving the highest remuneration.

Details of the key management personnel (including the five highest paid executives during the year)

(i) Directors
M. Eutick	Chairman (non-executive) – resigned as Chairman 27 March 2009
T. J. Homburg	Chief Executive Officer; resigned as director 1 July 2009
S. Chang	Non-executive Director – appointed Chairman 27 March 2009; resigned 1 July 2009
J. Zalcberg	Non-executive Director – resigned 4 September 2008
P. Burns	Non-executive Director – resigned 27 March 2009
J. Lee	Non-executive Director – resigned 27 March 2009
R. Williamson	Non-executive Director – resigned 27 March 2009
W. Hanisch	Non-Executive Director – appointed 27 March 2009; resigned 1 July 2009
S. James	Chairman (non-executive) - appointed 1 July 2009
J. Chiplin	Non-executive Director - appointed 1 July 2009
J. Cherrington	Non-executive Director - appointed 1 July 2009
G. Schooley	Non-executive Director - appointed 1 July 2009
T. Burt	Non-executive Director - appointed 17 July 2009
H.H. Tang	Non-executive Director - appointed 17 July 2009
J.Y.C Lin	Non-executive Director - appointed 17 July 2009

(ii) Executives
L. Burns	Chief Operating Officer (resigned 9 January 2009) and Company Secretary (resigned 10 December 2008)
S. Meibusch	Vice President, Business Development – resigned 6 May 2009
J. Garner	Vice President, Medical and Clinical Affairs – resigned 8 December 2008
J. Devlin	Vice President, Manufacturing Operations – resigned 4 September 2008
A. Gautam	Vice President, Research – resigned 29 May 2008
L. Marton	Chief Scientific Officer
M. Fitzgerald	Director – Clinical Operations US
P. Dixon	General Manager – Finance and Company Secretary – appointed 3 April 2009

There have been no changes to the KMP after reporting date and before the date the financial report was authorised for issue.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.          Remuneration Report (audited) (cont’d)

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•      competitiveness and reasonableness

•      acceptability to shareholders

•      performance linkage/alignment of executive compensation

•      transparency

•      capital management

Remuneration packages include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 1 July 2008.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 1 July 2008, fees paid to non-executive directors amount to $60,000 per annum for each non-executive director, inclusive of board committee fees. The fees paid to the non-executive Chairman amount to $100,000, inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the period ending 30 June 2009 and 30 June 2008 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•      fixed remuneration including base pay and benefits; and

•      variable remuneration including performance related bonuses and equity plans.

As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.          Remuneration Report (audited) (cont’d)

Fixed remuneration is reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

No performance related bonuses have been accrued in the 2009 financial year for payment in the 2010 financial year.

Retention Bonus

During the 2009 financial year, the Vice President of Business Development and the Director of US Clinical Operations were paid retention bonuses of $50,000 (excluding superannuation) and $15,051, respectively as part of management’s plan to strengthen employees’ commitment due to consequences brought about by challenges and uncertainties in the company’s position following the cancellation of PATHWAY phase 3 trials.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

Executives are entitled to share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth. No share options were granted during 2009 under the plan.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 13.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board have regard to total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price and other capital management incentives. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2009	2008	2007	2006	2005
Share price at end of year	$0.85	$1.38	$4.60	$2.70	$2.69
Change in share price	$(0.53)	$(3.22)	$1.90	$0.01	$(0.86)
Market capitalisation at end of year plus amounts distributed to shareholders during the year ($m’s) (1)	$59.4	$83.3	$273.3	$109.6	$109.1
Change in market capitalisation ($m’s)	$(23.9)	$(190.0)	$163.7	$0.5	$(13.4)
Total executive remuneration ($m’s)	$1.56	$2.38	$1.71	$1.36	$1.18

(1) The company executed a $39.420 million off-market share buy-back in April 2009.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.          Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2009.

		Short term			Post employment		Share- based payment
				Non
		Salary	Cash	monetary	Super-	Termination
Directors		and fees $	bonus $	benefits $	annuation $	payment $	Options $	Total $
Mal Eutick (1)	2009	67,788	—	—	6,101	—	—	73,889
	2008	67,043	—	—	6,034	—	—	73,077

Stephen Chang (2)	2009	119,730	—	—	5,826	—	—	125,556
	2008	258,495	—	—	32,167	145,000	—	435,662

John Zalcberg (3)	2009	12,608	—	—	1,135	—	—	13,743
	2008	55,046	—	—	4,954	—	—	60,000

Patrick Burns (1)	2009	44,333	—	—	—	—	—	44,333
	2008	60,000	—	—	—	—	—	60,000

John Lee (1)	2009	45,000	—	—	—	—	—	45,000
	2008	19,450	—	—	—	—	—	19,450

Rob Williamson (1)	2009	44,333	—	—	—	—	—	44,333
	2008	19,450	—	—	—	—	—	19,450

Wolfgang Hanisch (4)	2009	11,526	—	—	4,307	—	—	15,833
	2008	—	—	—	—	—	—	—

Total - Non-executive Directors	2009	345,318	—	—	17,369	—	—	362,687
	2008	479,484	—	—	43,155	145,000	—	667,639

(1)          Resigned 27 March 2009

(2)          Resigned as Executive Chairman on 3 March 2008 and continued as Non-Executive Director until 27 March 2009 when he was appointed as Non-Executive Chairman until 1 July 2009

(3)          Resigned 4 September 2008

(4)          Appointed 27 March 2009

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.          Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2009.

		Short term				Post employment			Share- based payment
				Non
Other key		Salary	Cash	monetary		Super-		Termination
management		and fees	bonus	benefits		annuation		payment	Options	Total
personnel		$	$	$		$		$	$	$

T Justus Homburg	2009	295,083	—	18,959	(1)	25,377		—	32,099	371,518
	2008	287,703	138,608	7,386		28,889		—	135,259	597,845

Linton Burns (3)	2009	93,707	—	—		28,151		—	—	121,858
	2008	190,000	68,807	—		23,293		—	109,609	391,709

Anand Gautam (7)	2009	—	—	—		—		—	—	—
	2008	150,744	—	—		13,200		100,000	54,304	318,248

Sarah Meibusch (4)	2009	138,680	50,000	—		15,586		98,942	11,061	314,269
	2008	117,546	—	—		10,579		—	109,609	237,734

James Garner (5)	2009	89,974	—	—		7,322		—	—	97,296
	2008	175,000	—	—		15,750		—	55,305	246,055

John Devlin (6)	2009	17,363	—	—		8,022		23,077	—	48,462
	2008	150,000	—	—		13,500		—	55,305	218,805

Laurence Marton (9)	2009	419,004	—	—		30,115	(2)	—	30,416	479,535
	2008	133,268	—	—		11,711	(2)	—	36,073	181,052

Michael Fitzgerald	2009	169,888	15,051			14,902	(2)	—	13,314	213,155
	2008	—	—	—		—		—	—	—

Paul Dixon (8)	2009	34,763	—	—		3,129		—	—	37,892
	2008	—	—	—		—		—	—	—

Total - Other key management personnel	2009	1,258,462	65,051	18,959		132,604		122,019	86,890	1,683,985
	2008	1,204,261	207,415	7,386		116,922		100,000	555,464	2,191,448

(1)   This represents a car under a novated lease arrangement.

(2)   This represents US based health plans

(3)   Resigned 9 January 2009

(4)   Resigned 6 May 2009

(5)   Resigned 8 December 2008

(6)   Resigned 4 September 2008

(7)   Resigned 29 May 2008

(8)   Appointed 3 April 2009

(9)   Appointed 6 February 2008

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.      Remuneration Report (audited) (cont’d)

C. Service agreements

With the exception of Dr Laurence Marton’s agreement the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

T J Homburg, Chief Executive Officer

•                  Term of agreement – unlimited, capable of termination on 6 months notice.

•                  Base salary, inclusive of superannuation, of $320,460, last reviewed on 1 July 2008.

•                  Provision of a fully maintained motor vehicle.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

P Dixon, General Manager - Finance and Company Secretary

•                  Term of agreement – unlimited, capable of termination on notice of 12 weeks.

•                  Base salary, inclusive of superannuation, of $158,050, last reviewed on 3 April 2009.

L Marton, US-based Chief Scientific Officer

•                  Term of agreement – 1 year commencing 6 February 2009.

•                  Base salary of $US 308,000.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.      Remuneration Report (audited) (cont’d)

D. Share-based payments

During the course of the 2009 financial year the following options were vested to key management personnel of the Company under the terms of The Progen Directors and Employee Option Incentive Plan. No options were granted to Directors during the 2009 financial year.

Table 3: Number of options vested and forfeited during the year

					No. of			Fair Value
			No. of	No. of	options			per option
	Grant	Expiry	options	options	forfeited		Exercise	at grant	Date
	date	date	granted	vested	/ expired		price	date	exercisable

T J Homburg	30-Nov-2006	1-Mar-2011	—	166,666	—		$1.07	$0.98	1-Mar-2009

TJ Homburg	8-Apr-2006	8-Nov-2008	—	—	30,000	(3)	$3.09	$0.78	8-Apr-2006

L Burns	14-Sep-2007	13-Sep-2012	—	50,000	50,000	(2)	$3.61	$1.33	14-Sep-2008

L Burns	14-Sep-2007	13-Sep-2012	—	—	50,000	(2)	$3.61	$1.09	14-Sep-2007

A Gautam	14-Sep-2007	13-Sep-2012	—	—	50,000	(1)	$3.61	$1.33	14-Sep-2008

A Gautam	14-Sep-2007	13-Sep-2012	—	—	50,000	(2)	$3.61	$1.09	14-Sep-2007

S Meibusch	14-Sep-2007	13-Sep-2012	—	50,000	—		$3.61	$1.33	14-Sep-2008

J Garner	14-Sep-2007	13-Sep-2012	—	50,000	50,000	(2)	$3.61	$1.33	14-Sep-2008

J Devlin	14-Sep-2007	13-Sep-2012	—	—	50,000	(1)	$3.61	$1.33	14-Sep-2008

L Marton	1-Feb-2008	1-Feb-2013	—	75,000	—		$2.22	$0.66	1-Feb-2009

M Fitzgerald	10-Mar-2008	10-Mar2013	—	25,000	—		$1.42	$0.53	10-Mar-2009

(1)   Forfeited options due to resignation

(2)   Expired options due to resignation

(3)   Option expiry date reached

The following table summarises the value of options granted, exercised or expired during the 2009 financial year to directors and key management personnel.

	Value of options	Value of options	Value of options	Value of options	Remuneration
	granted during	exercised during	expired during	forfeited during	consisting of
	the year^	the year	the year	the year	options for the
	$	$	$	$	year %

T J Homburg	—	—	23,400	—	8.6
L Burns	—	—	120,670	—	—
A Gautam	—	—	54,304	66,366	—
S Meibusch	—	—	—	—	3.5
J Garner	—	—	66,366	—	—
J Devlin	—	—	—	66,366	—
L Marton	—	—	—	—	6.3
MFitzgerald	—	—	—	—	6.2

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.      Remuneration Report (audited) (cont’d)

D. Share-based payments (cont’d)

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

11.          Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.          Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.          Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14.          Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.          Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 19.

Non-audit services

During the year, there were no non-audit services provided by the entity’s auditor, Ernst & Young.

Signed in accordance with a resolution of the directors.

S. James	J Chiplin
Chairman	Director

Date: 31 August 2009	Date: 31 August 2009

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the financial year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown
Partner
31 August 2009

Progen Pharmaceuticals Limited

Income Statement

For the year ended 30 June 2009

		Consolidated		Parent
		2009	2008	2009	2008
	Note	$000	$000	$000	$000

REVENUE	4(a)	4,940	6,478	3,700	5,435

Other income from ordinary activities	4(b)	7,021	1,121	6,981	1,121

Research and development expenses		7,049	16,145	3,771	14,841
Manufacturing facility expenses		1,683	2,721	—	—
Administrative and corporate expenses		8,689	10,833	7,496	10,270
Impairment of intercompany receivable	4(g)	—	—	6,636	—
Finance costs	4(c)	7	19	7	19
Other expenses	4(h)	—	4,029	—	4,029

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		(5,467)	(26,148)	(7,229)	(22,603)

INCOME TAX EXPENSE	5	—	—	—	—

LOSS FROM CONTINUING OPERATIONS AFTER INCOME TAX EXPENSE		(5,467)	(26,148)	(7,229)	(22,603)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS AFTER TAX	3	—	—	(124)	(1,635)

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED		(5,467)	(26,148)	(7,353)	(24,238)

Basic and diluted loss per share (cents per share)	6	(10.0)	(43.3)

The above income statement should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Balance Sheet

As at 30 June 2009

		Consolidated		Parent
		2009	2008	2009	2008
	Note	$000	$000	$000	$000
ASSETS
Current Assets
Cash and cash equivalents	8	28,045	76,748	27,248	76,451
Trade and other receivables	9	294	722	218	722
Prepayments		138	187	117	128
Government grants		—	302	—	302
Total Current Assets		28,477	77,959	27,583	77,603

Non-current Assets
Restricted term deposits		101	98	87	87
Prepayments		199	—	199	—
Other receivables	9	—	—	223	2,328
Investment in subsidiaries	10	—	—	3,814	3,278
Plant and equipment	11	881	1,170	367	1,135
Intangible assets	12	3,005	3,364	—	—
Total Non-current Assets		4,185	4,632	4,690	6,828

TOTAL ASSETS		32,662	82,591	32,273	84,431

LIABILITIES
Current Liabilities
Trade and other payables	14	1,433	6,525	1,209	6,410
Provisions	15	229	312	92	296
Derivative financial instruments	16	—	249	—	249
Government grants		—	9	—	9
Total Current Liabilities		1,662	7,095	1,301	6,964

Non-current Liabilities
Provisions	15	210	237	197	237
Total Non-current Liabilities		210	237	197	237

TOTAL LIABILITIES		1,872	7,332	1,498	7,201

NET ASSETS		30,790	75,259	30,775	77,230

EQUITY
Contributed equity	17	152,217	191,357	152,217	191,357
Reserves	18	3,300	3,162	3,261	3,223
Accumulated losses	18	(124,727)	(119,260)	(124,703)	(117,350)

TOTAL EQUITY		30,790	75,259	30,775	77,230

The above balance sheet should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2009

	Number of		Accumulated
	ordinary	Amount	losses	Reserves	Total
Consolidated	shares	$000	$000	$000	$000

At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977
Loss of the period	—	—	(26,148)	—	(26,148)
Foreign currency translation reserve	—	—	—	(61)	(61)
Total income/expense for the period	—	—	(26,148)	(61)	(26,209)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(119,260)	3,162	75,259

The above statement of changes in equity should be read in conjunction with the accompanying notes

	Number of		Accumulated
	ordinary	Amount	losses	Reserves	Total
Consolidated	shares	$000	$000	$000	$000

At 1 July 2008	60,393,891	191,357	(119,260)	3,162	75,259
Loss of the period	—	—	(5,467)	—	(5,467)
Foreign currency translation reserve	—	—	—	100	100
Total income/expense for the period	—	—	(5,467)	100	(5,367)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	(39,420)
Share-based payments to employees	—	—	—	38	38
At 30 June 2009	24,709,097	152,217	(124,727)	3,300	30,790

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2009

	Number of		Accumulated
	ordinary	Amount	losses	Reserves	Total
Parent	shares	$000	$000	$000	$000

At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977
Loss of the period	—	—	(24,238)	—	(24,238)
Total income/expense for the period	—	—	(24,238)	—	(24,238)
Transaction costs related to shares issued prior to	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(117,350)	3,223	77,230

The above statement of changes in equity should be read in conjunction with the accompanying notes

	Number of		Accumulated
	ordinary	Amount	losses	Reserves	Total
Parent	shares	$000	$000	$000	$000

At 1 July 2008	60,393,891	191,357	(117,350)	3,223	77,230
Loss of the period	—	—	(7,353)	—	(7,353)
Total income/expense for the period			(7,353)		(7,353)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	(39,420)
Share-based payments to employees	—	—	—	38	38
At 30 June 2009	24,709,097	152,217	(124,703)	3,261	30,775

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Cash Flow Statement

For the year ended 30 June 2009

		Consolidated		Parent
		2009	2008	2009	2008
	Note	$000	$000	$000	$000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,767	1,629	124	1,629
Payments to suppliers, employees and others		(21,814)	(23,315)	(21,171)	(23,496)
Receipt of government grants		376	973	376	973
Interest received		3,833	5,109	4,327	5,047
Finance costs		(8)	(19)	(8)	(19)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8	(15,846)	(15,623)	(16,352)	(15,866)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(109)	(381)	(10)	(342)
Proceeds from sale of property, plant and equipment		1	—	1	—
Acquisition (cost) of net cash assets	20	—	570	—	(360)
Costs incurred on acquisition of net assets	20	—	(1,148)	—	(1,148)
Payment from settlement of derivative		259	—	259	—
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		151	(959)	250	(1,850)

CASH FLOWS FROM FINANCING ACTIVITIES
Off market share buy-back		(39,420)	—	(39,420)	—
Transaction costs on issue of shares	17(b)	—	(275)	—	(275)
Repayment of loan	20	—	(803)	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		(39,420)	(1,078)	(39,420)	(275)
NET INCREASE/(DECREASE) IN CASH HELD		(55,115)	(17,660)	(55,522)	(17,991)
Net foreign exchange differences		6,412	(3,815)	6,319	(3,781)
Cash and cash equivalents at beginning of period		76,748	98,223	76,451	98,223
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	28,045	76,748	27,248	76,451

The above cash flow statement should be read in conjunction with the accompanying note

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2009 was authorised for issue in accordance with a resolution of the directors on 31 August 2009.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the NASDAQ Capital Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the Group under ASIC Class Order 98/100. The Group is an entity to which the class order applies.

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2009. The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

i.                  AASB 8 (IFRS 8) Operating Segments and related consequential amending standard AASB 2007-3 Amendments to Australian Accounting Standards

AASB 8 (IFRS 8) is applicable to reporting periods commencing on or after 1 January 2009. AASB 8 (IFRS 8) is a new standard replacing AASB 114 Segment Reporting (IAS 14), which adopts a management approach to segment reporting. AASB 8 (IFRS 8) is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements. The amendments may have an impact on the Group’s segment disclosure.

ii.               AASB 2008-1 Amendment to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations [AASB 2 (IFRS 2) ]

The amendment of AASB 2 (IFRS 2) is applicable to reporting periods commencing on or after 1 January 2009. The amendment to AASB 2 (IFRS 2) defines vesting and non-vesting conditions and also requires cancellations, irrespective of who cancels, to be accounted for the same.

iii.            AASB 3 (IFRS 3) Business Combinations and AASB 127 (IAS 27) Consolidated and Separate Financial Statements and AASB 2008-3 Amendment to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)

These amendments are applicable to reporting periods commencing on or after 1 July 2009 and apply prospectively.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards (cont’d)

iv.           AASB 101 (IAS 1) and related consequential amending standard AASB 2007-8 Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards.

These amendments introduce a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, and changes to the titles of the financial statements.

These amendments are applicable to reporting periods commencing on or after 1 January 2009. The Group has not yet assessed the impact this may have on future financial reports.

v.              AASB 2008-5 and AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project and AASB 2008-6 and AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual improvements Project.

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while other amendments related to terminology and editorial changes are expected to have no or minimal effect on accounting.

AASB 2008-5 is applicable to reporting periods commencing on or after 1 January 2009 and AASB 2008-6 is applicable to reporting periods commencing on or after 1 July 2009. The Group has not yet assessed the impact these amendments may have on future financial reports.

vi.           AASB 2009-2 Amendments to Australian Accounting Standards – Improving Disclosures about Financial Instruments.

The main amendment to AASB 7 requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy:

•                  level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  level 2 – inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

•                  level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

AASB 2009-2 is applicable to reporting periods commencing on or after 1 January 2009. The Group has determined that their assets and liabilities at fair value (financial instruments) are in the level 1 hierarchy.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation (cont’d)

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Business combinations and asset acquisitions – refer note 20

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38)) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

(ii) Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. The Group engaged a third party valuation expert to prepare an independent valuation report, which valued the intangible assets using a ‘value in use calculation’, which incorporated a number of key estimates and assumptions.

Revenue recognition refer – note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government grants – refer note 4 and 22

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the balance sheet.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs – refer note 4

Borrowing costs are recognised as an expense when incurred.

Leases – refer note 22

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents – refer note 8

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2009 restricted term deposits totalling $101,000 (2008: $98,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables – refer note 9

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Intercompany receivables that are not expected to be recovered are fully provided for.

Derivative financial instruments – refer note 16

The Group occasionally uses derivative financial instruments (forward currency contracts) to manage the risks associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value using current forward exchange rates for contracts with similar maturity profiles.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss for the year.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

Investment and other financial assets (cont’d)

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax – refer note 5

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•                  when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•                  when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax – refer note 5 (cont’d)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•                  when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•                  when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment – refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment – refer note 11 (cont’d)

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets – refer note 12

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

A summary of the policy applied to the Group’s intangible assets is as follows:

Intellectual Property Rights

Useful life

Finite

Amortisation method used

Amortised over the period of expected future benefit from the related project on a straight line basis

Internally generated or acquired

Acquired

Impairment testing

Conducted when an impairment indicator arises. The amortisation method is reviewed at each financial year-end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Trade and other payables – refer note 14

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – refer note 15

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions – refer note 13

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Group s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity – refer note 17

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share – refer note 6

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•                  costs of servicing equity;

•                  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•                  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Segment reporting – refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

3. SEGMENT INFORMATION

The Group operates in the biotechnology industry. The Group’s primary segment reporting format is business segments as the Group’s risks and rates of return are affected predominantly by differences in the products and services produced. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals.

Business segments

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd. The manufacturing business was considered to be a discontinued operation for the Parent entity for comparative purposes.

Geographical Segments

The Group operates the Research and Development business in Australia and the USA. As the risks and returns associated with the operations of each geographical segment are not materially different, the Group does not report R&D separately by geographical segment.

	Research &
	Development	Manufacturing	Total
	$000	$000	$000
Business segments
2009
Operating revenue
Sales to external customers	—	1,724	1,724
Total segment revenue	—	1,724	1,724

Unallocated revenue	—		3,216
Total revenue			4,940

Segment result	(6,966)	41	(6,925)
Unallocated revenues & expenses			1,458
Operating loss			(5,467)

2009
Assets
Segment assets	3,273	498	3,771
Unallocated assets			28,891
Total assets			32,662

Liabilities
Segment liabilities	870	142	1,012
Unallocated liabilities			860
Total liabilities			1,872

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	6	98	104
Unallocated acquisition of property, plant & equipment, and other non-current assets			5
Depreciation and amortisation	440	240	680
Unallocated depreciation and amortisation			80

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

3. SEGMENT INFORMATION (cont’d)

	Research &
	Development	Manufacturing	Total
	$000	$000	$000
Business segments
2008
Operating revenue
Sales to external customers	—	1,086	1,086
Total segment revenue	—	1,086	1,086

Unallocated revenue			5,392
Total revenue			6,478

Segment result	(14,828)	(1,635)	(16,463)

Unallocated revenues & expenses			(9,685)
Operating loss			(26,148)

2008
Assets
Segment assets	4,057	639	4,696
Unallocated assets			77,895
Total assets			82,591

Liabilities
Segment liabilities	5,498	208	5,706
Unallocated liabilities			1,626
Total liabilities			7,332

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,557	168	3,725
Unallocated acquisition of property, plant & equipment, and other non-current assets			171
Depreciation and amortisation	79	264	343
Unallocated depreciation and amortisation			231

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

3. SEGMENT INFORMATION (cont’d)

	Australia	United States	Total
	$000	$000	$000
Geographical segments
2009
Operating revenue
Sales to external customers	1,724	—	1,724
Government grants	83	—	83
Total segment revenue	1,807	—	1,807

Unallocated revenue	—		10,154
Total revenue			11,961

Segment result	(1,319)	(4,148)	(5,467)

2009
Assets
Segment assets	32,385	277	32,662

Liabilities
Segment liabilities	1,648	224	1,872

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	109	—	109
Depreciation and amortisation	748	12	760

	Australia	United States	Total
	$000	$000	$000
Geographical segments
2008
Operating revenue
Sales to external customers	1,086	—	1,086
Government grants	1,316	—	1,316
Total segment revenue	2,402	—	2,402

Unallocated revenue	—		5,446
Total revenue			7,848

Segment result	(24,344)	(1,804)	(26,148)

2008
Assets
Segment assets	82,189	402	82,591

Liabilities
Segment liabilities	7,201	131	7,332

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,858	12	3,870
Depreciation and amortisation	569	4	573

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

4. REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
(a) Revenue
Manufacturing services revenue	1,724	1,086	—	—
Interest revenue	3,216	5,392	3,700	5,435
Total revenue from continuing operations	4,940	6,478	3,700	5,435

(b) Other income
Government grants	83	1,316	83	1,316
Gain (loss) on derivative	508	(249)	508	(249)
Net foreign exchange gain - unrealised	6,319	—	6,319	—
Other	111	54	71	54
Total other income	7,021	1,121	6,981	1,121

(c) Finance cost
Other loans	4	17	4	17
Make good provision discount adjustment	3	2	3	2
Total finance costs	7	19	7	19

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	401	423	147	419
Amortisation of Intellectual Property rights	359	151	—	—
Net foreign exchange loss - realised	169	79	169	79
Net foreign exchange loss - unrealised	—	3,781	—	3,781

(e) Lease payments and other expenses included in the income statement
Minimum lease payments – operating leases	552	342	279	284

(f) Employee benefit expenses
Wages and salaries	3,370	4,905	2,034	4,621
Long service leave provision	88	25	31	25
Share-based payments expenses	38	1,328	38	1,328

(g) Impairment of receivables due to un-collectability
Impairment of intercompany receivables	—	—	6,636	—
Bad debt expense	—	121	—	121

(h) Other expenses
Fair value of 171,240 Progen shares issued and 561,360 Progen shares purchased on-market as part of termination agreement	—	2,029	—	2,029
Cash paid to Medigen as part of termination agreement	—	2,000	—	2,000
	—	4,029	—	4,029

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

5. INCOME TAX

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(1,640)	(7,844)	(2,206)	(7,271)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	22	447	12	402
- Temporary differences	483	(638)	201	(642)
- Foreign currency gain / (loss)	(3,051)	929	(3,051)	929
- Intercompany doubtful debt	—	—	1,991	—
- Additional deduction for research and development expenditure	(458)	(1,621)	—	(1,621)
Income tax benefit adjustment related to understatement of prior year tax losses	(663)	(595)	(663)	(595)
Foreign tax rate adjustment	(462)	(193)	—	—
Income tax benefit attributable to current year losses as reported in the Income Statement	(5,769)	(9,515)	(3,716)	(8,798)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	5,769	9,515	3,716	8,798
Income tax attributable to operating loss	—	—	—	—

	Balance Sheet
	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(5)	(193)	(5)	(193)
Grant income not yet assessable	—	(91)	—	(91)
Unrealised foreign currency gain	(1,896)	—	(1,896)	—
Deferred tax assets
Unrealised foreign currency loss	—	1,134	—	1,134
Intercompany doubtful debt provision	—	—	1,991	—
Sundry creditors and accruals	78	67	78	67
Depreciation	188	181	41	181
Employee entitlements	95	118	40	114
Make good obligation	47	46	47	46
Share issue transaction costs	1,274	1,330	1,274	1,330
Patent costs	304	146	186	146
Losses available for offset against future taxable income	43,556	39,043	40,982	38,326
Deferred tax asset	43,641	41,781	42,738	41,060
Net deferred tax asset not recognised	(43,641)	(41,781)	(42,738)	(41,060)
Net deferred income tax assets	—	—	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

5. INCOME TAX (cont’d)

The deferred tax asset will only be obtained if:

(i)             future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated

(ii)          the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii)       no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $137,871,000 (2008: $127,756,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carry-forwards of approximately US$3,380,000 and US$3,830,000, which have a carry forward period between 2028 – 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

6. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2009	2008
	$000	$000

Loss used in calculating basic earnings/(loss) per share	(5,467)	(26,148)

	Number of	Number of
	Shares	Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	54,481,888	60,339,594

Basic and diluted earnings/(loss) per share (cents per share)	(10.0)	(43.3)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary share that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 4,085,538 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

7. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Cash at bank and in hand	12,509	1,247	11,712	950
Short-term deposits	15,536	75,501	15,536	75,501
Cash and cash equivalents	28,045	76,748	27,248	76,451

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS (cont’d)

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(5,467)	(26,148)	(7,353)	(24,238)
Adjustments for:
Depreciation	401	423	147	419
Make good provision	3	2	3	2
Amortisation of Intellectual Property rights	359	151	—	—
Share options expensed	38	1,328	38	1,328
Equity based payments	—	947	—	947
Net fair value loss / (gain) on derivatives	(508)	249	(508)	249
Net loss on disposal of property, plant and equipment	3	1	3	1
Foreign exchange loss / (gain) – unrealised	(6,320)	3,781	(6,319)	3,781

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	428	302	2,609	(2,027)
(Increase)/decrease in prepayments	(150)	(63)	(188)	(36)
(Increase)/decrease in government grants	293	(343)	293	(343)
(Decrease)/increase in trade and other payables	(4,816)	3,716	(4,833)	4,036
(Decrease)/increase in provisions	(110)	31	(244)	15
Net cash used in operating activities	(15,846)	(15,623)	(16,352)	(15,866)

9. TRADE AND OTHER RECEIVABLES

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Current
Trade receivables	73	9	5	9
Other receivables (i)	221	713	213	713
Total current trade and other receivables	294	722	218	722

Non-current

Other receivables (ii)	—	—	223	2,328

(i)             Other receivables are non-interest bearing and are generally on 30-90 day terms.

(ii)          The intercompany receivable is a loan funding intercompany operations with no specific repayment terms, and is therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 9.45% pa interest. Intercompany receivables that are unlikely to be repaid are provided for in full.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

10. NON-CURRENT ASSETS - INVESTMENT IN SUBSIDIARIES

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Investment in controlled entities at – cost (1)	—	—	3,814	3,278

(1) On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd. Progen transferred $628,000 net book value worth of plant and equipment into Pharmasynth Pty Ltd on this date (see note 11). On 29 June 2009 Progen transferred the rights of the intellectual property for PI-88 to PharmaSynth at book value which was nil as the research and development had been expensed as incurred.

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	Consolidated
	1 July 2008	Translation	Additions	Disposals	Depreciation	30 June 2009
	$000	Adjustment	$000	$000	$000	$000
Plant & equipment
At cost	4,931	—	103	(301)	—	4,733
Accumulated depreciation	(4,110)	—	—	301	(283)	(4,092)
	821	—	103	—	(283)	641
Office equipment
At cost	567	—	6	(19)	—	554
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	—	7	—	—	—	7
Accumulated depreciation	(404)	—	—	15	(82)	(471)
	190	7	6	(4)	(82)	117
Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(693)	—	—	—	(36)	(729)
	159	—	—	—	(36)	123
TOTAL	1,170	7	109	(4)	(401)	881

	1 July 2007	Translation	Additions	Disposals	Depreciation	30 June 2008
	$000	Adjustment	$000	$000	$000	$000
Plant & equipment
At cost	4,766	—	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	—	(305)	(4,110)
	961	—	165	—	(305)	821
Office equipment
At cost	421	—	148	(2)	—	567
Acquisition of assets	—	—	27	—	—	27
Accumulated depreciation	(326)	—	—	1	(79)	(404)
	95	—	175	(1)	(79)	190
Leasehold improvements
At cost	811		41	—	—	852
Accumulated depreciation	(654)	—	—	—	(39)	(693)
	157	—	41	—	(39)	159
TOTAL	1,213	—	381	(1)	(423)	1,170

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

	Parent
	1 July 2008	Additions	Disposals	Transfers to	Depreciation	30 June 2009
	$000	$000	$000	Pharmasynth	$000	$000
Plant & equipment
At cost	4,931	6	—	(3,208)	—	1,729
Accumulated depreciation	(4,110)	—	—	2,627	(56)	(1,539)
	821	6	—	(581)	(56)	190
Office equipment
At cost	555	4	(10)	(91)	—	458
Accumulated depreciation	(400)	—	7	59	(61)	(395)
	155	4	(3)	(32)	(61)	63
Leasehold improvements
At cost	852	—	—	(637)	—	215
Accumulated depreciation	(693)	—	—	622	(30)	(101)
	159	—	—	(15)	(30)	114
TOTAL	1,135	10	(3)	(628)	(147)	367

	1 July 2007	Additions	Disposals	Depreciation	30 June 2008
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,766	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	(305)	(4,110)
	961	165	—	(305)	821
Office equipment
At cost	421	136	(2)	—	555
Accumulated depreciation	(326)	—	1	(75)	(400)
	95	136	(1)	(75)	155
Leasehold improvements
At cost	811	41	—	—	852
Accumulated depreciation	(654)	—	—	(39)	(693)
	157	41	—	(39)	159
TOTAL	1,213	342	(1)	(419)	1,135

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Opening balance net of accumulated amortisation	3,364	—	—	—
Acquisition of subsidiary (note 20)	—	3,515	—	—
Amortisation	(359)	(151)	—	—
At 30 June net of accumulated amortisation	3,005	3,364	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS (cont’d)

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
At 30 June
Cost (gross carrying amount)	3,515	3,515	—	—
Accumulated amortisation	(510)	(151)	—	—
Net carrying amount	3,005	3,364	—	—

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset has been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. and is being amortised using the straight line method over this period. The amortisation has been recognised in the income statement in the line item “administrative and corporate expenses”. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount. A valuation by an independent expert was completed at balance date to support the carrying amount.

13. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2007 annual general meeting.

Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price, except for the 500,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares are traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

At 30 June 2009 there were 1,095,000 (2008: 1,649,000) options over ordinary shares outstanding. No new options were issued from the Employee Plan during the 2009 financial year.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2009 there were a total of 20,000 (2008: 20,000) consultant options over ordinary shares outstanding. No options were issued to consultants during the 2009 financial year.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

13. SHARE BASED PAYMENTS (cont’d)

Information with respect to the number of all options granted is as follows:

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	$	options	$
Beginning of the financial year	2,669,000	5.39	1,637,000	6.61
- granted (1)	—	—	1,317,250	3.46
- forfeited	(127,500)	3.61	(159,750)	3.61
- expired	(1,426,500)	6.05	(125,500)	3.30
- exercised	—	—	—	—
Balance at end of year	1,115,000	3.54	2,669,000	5.39
Exercisable at end of year	1,085,000	3.56	1,864,834	5.75

(1) No options were granted during the 2009 financial year. The weighted average fair value at grant date in 2008 financial year was $1.17.

The following table summarises information about all options outstanding at 30 June 2009:

		Balance beginning of year		Balance end of year
					Average
			Average		option
			option		exercise
		Number of	exercise price	Number of	price
Grant date	Expiry date	options	$	options	$

8 April 2006	8 November 2008	30,000	3.09	—	—
29 August 2006	29 August 2011(1)	39,000	2.79	30,000	2.79
30 November 2006	1 March 2011	166,667	7.80	166,667	7.80
30 November 2006	1 March 2011	166,667	2.59	166,667	2.59
30 November 2006	1 March 2011	166,666	1.07	166,666	1.07
25 January 2007	25 January 2010	20,000	5.42	20,000	5.42
6 June 2007	6 June 2009	1,000,000	7.11	—	—
14 September 2007	13 September 2012(2)	955,000	3.61	440,000	3.61
1 February 2008	1 February 2013	100,000	2.22	100,000	2.22
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
		2,669,000		1,115,000

(1) 9,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 127,500 options were forfeited and 387,500 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the weighted average inputs to the model used for the year ended 30 June 2008. Data inputs for option models were not required for the year ended 30 June 2009 as no options were issued.

	2009	2008
Expected volatility	—	65%
Risk-free rate average	—	6.26%
Expected life average (years)	—	2.50
Dividend yield	—	nil
Option exercise price	—	$3.46
Share price at grant date	—	$3.39

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

13. SHARE BASED PAYMENTS (cont’d)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Trade creditors (i)	654	621	563	527
Other creditors (ii)	779	5,904	646	5,883
	1,433	6,525	1,209	6,410

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $504,000 (2008: $4,545,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)             Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)          Other creditors are non-interest bearing and have a term between 30 days and 12 months. In 2008 there was one significant creditor balance of $3.4 million.

15. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. For the Darra premises the parent provided nil in the year 2009 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007). For the Toowong premises a provision of $3,000 was amortised during this financial year (2008: $2,000).

Due to the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 percent.

Long service leave provision

Refer to note 2, Employee leave benefits for the relevant accounting policy and a discussion of the significant estimates and assumptions applied in the measurement of this provision.

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Make good provision	157	154	157	154

Employee benefits provision
Long service leave	97	134	40	134
Annual leave	185	261	92	245
	282	395	132	379
	439	549	289	533

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

15. PROVISIONS (cont’d)

Movement in provision

	Make	Long
	good	service
	provision	leave	Annual leave	Total
	$000	$000	$000	$000
Consolidated
At 1 July 2008	154	134	261	549
Arising during the year	—	88	188	276
Amortised	3	—	—	3
Utilised	—	(125)	(264)	(389)
At 30 June 2009	157	97	185	439

Current 2009	—	44	185	229
Non-current 2009	157	53	—	210
	157	97	185	439
Current 2008	—	51	261	312
Non-current 2008	154	83	—	237
	154	134	261	549
Parent
At 1 July 2008	154	134	245	533
Arising during the year	—	31	111	142
Amortised	3	—	—	3
Utilised	—	(125)	(264)	(389)
At 30 June 2009	157	40	92	289

Current 2009	—	—	92	92
Non-current 2009	157	40	—	197
	157	40	92	289
Current 2008	—	51	245	296
Non-current 2008	154	83	—	237
	154	134	245	533

16. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Current Liabilities
Forward currency contract	—	249	—	249

During 2008 the Group had a significant portion of future financial commitments in United States Dollars (USD), including payments to service providers in relation to the PI-88 PATHWAY trial and the funding of Progen Pharmaceuticals Inc., based in the United States of America. Following the termination of the PATHWAY trial in July 2008, the level of currency exposure was reduced to an insignificant level, thereby eliminating the need to enter into further forward currency contracts. The final derivative contract was closed out on 31 August 2008, resulting in a foreign exchange gain of $508,000.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

17. CONTRIBUTED EQUITY

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
a) Issued and paid up capital
Ordinary shares fully paid	152,217	191,357	152,217	191,357

	2009		2008
	Number of		Number of
	shares	$000	Shares	$000
b) Movements in shares on issue
Beginning of the financial year	60,393,891	191,357	59,416,427	189,194
Issued during the year:
- transaction costs in relation to shares issued prior to 30 June 2008	—	—	—	(265)
- equity issued as part of CellGate acquisition (note 20)	151,240	280	806,224	1,491
less transaction costs			—	(8)
- equity settled transactions (1)	—	—	171,240	947
less transaction costs			—	(2)
Off market share buy-back	(35,836,034)	(39,420)	—	—
End of the financial year	24,709,097	152,217	60,393,891	191,357

(1) This equity issue was made under the terms of the Medigen termination agreement. The total obligation was the issue of 732,600 shares ($2,029,000), of which 561,360 shares ($1,082,000) were acquired on-market and transferred to Medigen, and 171,240 new shares were issued to Medigen.

c) Share options

At 30 June 2009 there were a total of 4,085,538 (2008: 5,639,538) unissued ordinary shares in respect of which options were outstanding, comprising of:

Unlisted Share Options

(i) Consultant options:

At 30 June 2009 there were a total of 20,000 (2008: 20,000) unlisted options over ordinary shares outstanding, which were issued to a consultant during 2008.

(ii) Employee and executive share incentive scheme:

During the 2009 financial year, no options were granted to employees or executives. There were a total of 1,095,000 options over ordinary shares outstanding under the employee incentive scheme (2008: 1,649,000).

(iii) Medigen options:

Under the terms of an agreement Progen issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, and were exercisable from the date of issue and had an exercise price of $7.11. The expiry date of these options was 6 June 2009. The grant date fair value of each option was $1.32. At 30 June 2009 the options issued to Medigen had expired (2008: 1,000,000).

Refer to note 13 for more detail on unlisted options.

Listed Share Options

(iv) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options are exercisable at any time on or prior to the option expiry date of 28 May 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2009.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

18. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Balance 1 July	(119,260)	(93,112)	(117,350)	(93,112)
Net loss	(5,467)	(26,148)	(7,353)	(24,238)
Balance 30 June	(124,727)	(119,260)	(124,703)	(117,350)

Reserves

Options reserve

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. The reserve also includes options issued to consultants and to Medigen.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated			Parent
		Foreign			Foreign
	Options	currency		Options	currency
	reserve	translation	Total	reserve	translation	Total

Balance 1 July 2008	3,223	(61)	3,162	3,223	—	3,223
Employee option reserve	38	—	38	38	—	38
Foreign currency translation	—	100	100	—	—	—
Balance 30 June 2009	3,261	39	3,300	3,261	—	3,261

	Consolidated			Parent
		Foreign			Foreign
	Options	currency		Options	currency
	reserve	translation	Total	reserve	translation	Total
	$000	$000	$000	$000	$000	$000

Balance 1 July 2007	1,895	—	1,895	1,895	—	1,895
Employee option reserve	1,328	—	1,328	1,328	—	1,328
Foreign currency translation	—	(61)	(61)	—	—	—
Balance 30 June 2008	3,223	(61)	3,162	3,223	—	3,223

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and except for intercompany receivables, are current.

The Group’s exposure to bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank this is a strong credit rated bank that is not exposed to the US banking market risks.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

The table below reflects all financial liabilities as of 30 June 2009. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2009. The Group had no derivative financial instruments at 30 June 2009.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
6 months or less	3,879	12,043	2,203	11,928

Foreign currency risk

During the first half of 2009, the Group significantly reduced its US Dollar holdings following the cancellation of the PATHWAY phase 3 trials. At 30 June 2009, the group held US$3,900,000 in cash deposits.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2009, the Group had the following exposure to US$ currency:

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	4,897	29,441	4,720	29,143
Financial liabilities
Trade and other payables	504	4,655	313	4,540
Net exposure	4,393	24,786	4,407	24,603

At 30 June 2009, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008
	$000	$000	$000	$000
Consolidated
AUD/USD + 20% (2008: +5%)	(732)	(1,180)	—	(3)
AUD/USD - 15% (2008: - 10%)	775	2,754	—	6

Parent
AUD/USD + 20% (2008: +5%)	(734)	(1,171)	—	—
AUD/USD - 15% (2008: - 10%)	778	2,734	—	—

The sensitivity is lower in 2009 than 2008 due to significant reduction in US Dollar cash and cash equivalents in 2009. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $12.5 million earns interest at floating rates based on daily bank deposit rates. Short term deposits of $15.5 million are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Refer note 8 for details on the Group’s cash and cash equivalents at 30 June 2009.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At 30 June 2009, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008
	$000	$000	$000	$000
Consolidated
+ 1.5% / 150 basis points (2008: + 0.5%)	421	384	—	—
- 0.5% / 50 basis points (2008: - 1%)	(140)	(767)	—	—
Parent
+ 1.5% / 150 basis points (2008: + 0.5%)	409	382	—	—
- 0.5% / 50 basis points (2008: - 1%)	(136)	(765)	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The 2009 sensitivity is based on a significantly lower cash balance due primarily to the $39 million off-market share buy-back executed in April 2009. Following the significant fall in interest rates during 2009, the potential upside in interest rates has been increased over the 2008 analysis, thereby increasing sensitivity. The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Consolidated

					Weighted
				Total carrying	average
			More	amount as per	effective
	1 year or	Over 1 to	than 5	the balance	interest
	less	5 years	years	sheet	rates
Financial instruments 2009	$000	$000	$000	$000%

Consolidated financial assets
Cash and cash equivalents	28,045	—	—	28,045	3.2
Trade and other receivables	294	—	—	294	—
Security deposit	101	—	—	101	4.1
	28,440	—	—	28,440
Consolidated financial liabilities
Trade and other payables	1,433	—	—	1,433	—
	1,433	—	—	1,433
Net maturity	27,007	—	—	27,007

					Weighted
				Total carrying	average
			More	amount as per	effective
	1 year or	Over 1 to	than 5	the balance	interest
	less	5 years	years	sheet	rates
Financial instruments 2008	$000	$000	$000	$000%
Consolidated financial assets
Cash and cash equivalents	76,748	—	—	76,748	5.8
Trade and other receivables	722	—	—	722	—
Security deposit	98	—	—	98	7.1
	77,568	—	—	77,568
Consolidated financial liabilities
Trade and other payables	6,525			6,525
Derivative financial instruments	249	—	—	249	—
	6,774	—	—	6,774
Net maturity	70,794	—	—	70,794

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

19. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Parent

					Weighted
				Total carrying	average
			More	amount as per	effective
	1 year or	Over 1 to	than 5	the balance	interest
	less	5 years	years	sheet	rates
Financial instruments 2009	$000	$000	$000	$000%
Consolidated financial assets
Cash and cash equivalents	27,248	—	—	27,248	3.2
Trade and other receivables	218	—	—	218	—
Security deposit	87	—	—	87	4.1
	27,553	—	—	27,553
Consolidated financial liabilities
Trade and other payables	1,209	—	—	1,209	—
	1,209	—	—	1,209
Net maturity	26,344	—	—	26,344

					Weighted
				Total carrying	average
			More	amount as per	effective
	1 year or	Over 1 to	than 5	the balance	interest
	less	5 years	years	sheet	rates
Financial instruments 2008	$000	$000	$000	$000%

Consolidated financial assets
Cash and cash equivalents	76,451	—	—	76,451	5.8
Trade and other receivables	722	—	—	722	—
Security deposit	87	—	—	87	7.1
	77,260	—	—	77,260
Consolidated financial liabilities
Trade and other payables	6,411			6,411
Derivative financial instruments	249	—	—	249	—
	6,660	—	—	6,660
Net maturity	70,600	—	—	70,600

20. ASSET ACQUISITIONS

2008 Acquisition of CellGate, Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate, Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds. The acquisition of this entity was not considered to meet the definition of a business combination and accordingly was accounted for as an acquisition of net assets, without goodwill.

Under the terms of the agreement, the up-front purchase price comprised the issue of 756,199 Progen shares having a value of approximately US$1.5 million and the assumption by Progen of CellGate net liabilities up to US$1.0 million. The shares were issued as follows: 604,959 Progen shares were issued on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares were issued during the 2009 financial year.

CellGate’s net liabilities at closing amounted to US$279,000, therefore under the terms of the Definitive Agreement Progen issued an additional 201,265 Progen shares and paid US$328,000 in cash.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

20. ASSET ACQUISITIONS (cont’d)

Additional milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones are reached. No provision has been recognised for the US$19.5 million because the achievement of the milestones are not currently considered probable.

The fair value of the identifiable assets and liabilities of CellGate, Inc. as at the date of acquisition were:

	Consolidated 2008
	Fair value
	on	Carrying
	acquisition	value
	$000	$000
Cash and cash equivalents	930	930
Trade and other receivables	45	45
Property, plant and equipment	27	27
Intellectual property rights	3,515	—
	4,517	1,002

Trade and other payables	436	436
Interest bearing loans	803	803
	1,239	1,239

	Consolidated 2008
	Fair value
	on	Carrying
	acquisition	value
	$000	$000
Net assets acquired	3,278	(237)

Cost of the acquisition:
Shares issued, at fair value	1,491
Shares to be issued, at fair value	279
Cash paid	360
Direct costs relating to the acquisition	1,148
Total costs of the acquisition	3,278

The cash inflow on acquisition is as follows:
Cash acquired with the net assets	930
Cash paid	(360)
Net cash inflow	570

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

21. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2009, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $38,000 (2008:$771,000).

Insurance premium

In August 2009 the Group committed to paying the comprehensive insurance premium for the year ended 30 June 2010. The total value of these premiums is $432,000 (2008: $510,000).

Consultant agreements

During the financial year 2009 the Group entered into various consultant agreements with a committed value of $48,000 for the next financial year (2008: $104,000).

Purchases and leases

At the end of the financial year 2009 the Group ordered goods and services with a total value of $256,000 which had not been delivered by 30 June 2009 (2008: $172,000).

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:

Research agreements	38	771	25	771

Consultant agreements	48	104	25	104

Insurance premium	432	510	432	510

Purchases	33	172	32	171

Remuneration commitments	—	213	—	—

Total not later than one year	551	1,770	514	1,556
- later than one and not longer than five years:	—	—	—	—

Total expenditure commitments	551	1,770	514	1,556

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments

Total not later than one year	223	197	219	172
- later than one and not longer than five years:	—	—	—	—
- aggregate lease expenditure contracted for at balance date	223	197	219	172

The operating lease commitments relate primarily to the rental of the Group’s corporate office premises and manufacturing facility which has an option to extend the lease term for another 2 years, at the end of the lease period.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

20. EXPENDITURE COMMITMENTS (cont’d)

(c) Clinical trials

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

Clinical trials
- not later than one year:

PI-88 phase 2b Melanoma trial	233	248	233	248

PI-166 phase 1 trial	—	13	—	13

PG11047 phase 1 trial	1,349	358	28	—
PI-88 phase 3 trial (PATHWAY trial) - termination	—	4,000	—	4,000
	1,582	4,619	261	4,261
- later than one and not longer than five years:

PG11047 phase 1 trial	90	265	—	—
	90	265	—	—

21. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	54	292	40	292
Provisions (current)	229	312	92	296
Provisions (non-current)	210	237	197	237
	493	841	329	825

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $228,397 on behalf of employees to superannuation funds for the year ended 2009. (2008: $396,210).

22.  CONTINGENT LIABILITIES AND ASSETS

Government grants

The Group has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant. The Government may require the Group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)	The Group fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;
b)	Upon termination of a grant and/or at the Government’s discretion;
c)	Overpayment by the government;
d)	The Group spends the fund other than in accordance with the grant deed.

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program up to 30 June 2009 was $2.972 million (2008: $2.596 million). Both grants are now complete.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

22. CONTINGENT LIABILITIES (cont’d)

Medigen Termination Agreement

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation, the group is obligated to pay $2 million upon a defined P1-88 commercialisation milestone, a specified commercial milestone or a transaction event being achieved. At the date of this report, no such event has occurred to trigger these provisions in the termination agreement.

License of muparfostat (formerly PI-88) to Global TransBiotech Inc.

On 30 June 2009, PharmaSynth Pty Ltd executed a binding agreement with Global TransBiotech Inc for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88.  Under the agreement, Progen will retain the development and commercialisation rights of muparfostat in Australia, PharmaSynth will provide the technical and manufacturing support to
US-based Global TransBiotech to develop and commercialise muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.

The licence agreement provides for future milestone payments to the Group of up to US$5 million, as well as royalties on muparfostat sales.

23. SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

24. AUDITORS’ REMUNERATION

	Consolidated		Parent
	2009	2008	2009	2008
	$	$	$	$

Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	175,500	135,000	175,500	135,000
- The US financial report of the entity	80,000	60,000	80,000	60,000
- Grant audit	—	15,500	—	15,500
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	15,000	105,000	15,000	105,000
	270,500	315,500	270,500	315,500

(c) Other non-audit services in relation to the entity
- agreed upon procedures related	—	40,105	—	40,105
	—	40,105	—	40,105
	270,500	355,605	270,500	355,605

Agreed upon procedures related services were provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s acquisition of CellGate, Inc.

25. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and key management personnel

	2009	2008
	$	$
Short term cash benefits	1,687,790	1,898,546
Post-employment benefits	149,973	160,077
Share-based payments	86,890	555,464
Termination payment	122,019	245,000
Total key management personnel compensation	2,046,672	2,859,087

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

25. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b) Option holdings of key management personnel

	Balance at				Balance at
	beginning				end of
	of period	Granted as		Options	period	At 30 June 2009
	1 July	remuner-	Options	forfeited /	30 June	Total	Total
	2008	ation	exercised	expired	2009	Vested	Exercisable
Directors
S. Chang(1)	41,014	—	—	—	41,014	41,014	41,014
T. J. Homburg	531,389	—	—	(30,000)	501,389	501,389	501,389
Prof. J. Zalcberg(2)	—	—	—	—	—	—	—
Dr M. Eutick(3)	885	—	—	—	885	885	885
P.O. Burns(3)	28	—	—	—	28	28	28
R. Williamson(3)	—	—	—	—	—	—	—
J. Lee(3)	—	—	—	—	—	—	—
W. Hanisch(4)	—	—	—	—	—	—	—

Executives
L. Burns(5)	100,218	—	—	(100,000)	218	218	218
A. Gautam(6)	50,000	—	—	(50,000)	—	—	—
S. Meibusch(7)	100,000	—	—	—	100,000	100,000	100,000
J. Garner(8)	50,000	—	—	(50,000)	—	—	—
J. Devlin(2)	50,000	—	—	(50,000)	—	—	—
L. Marton	100,000	—	—		100,000	100,000	100,000
M. Fitzgerald	25,000	—	—	—	25,000	25,000	25,000
P. Dixon(9)	—	—	—	—	—	—	—
Total	1,048,534	—	—	(280,000)	768,534	768,534	768,534

(1) Resigned as executive chairman 1 July 2009

(2) Resigned 4 September 2008

(3) Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

25.       DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Shareholdings of key management personnel

Ordinary shares held in
Progen Pharmaceuticals	Balance	On exercise of	Net change	Balance
Limited	1 July 08	options	other(10)	30 June 09

Directors
S. Chang(1)	820,300	—	(600,000)	220,300
T.J. Homburg	52,778	—	—	52,778
Prof. J. Zalcberg(2)	16,772	—	—	16,772
Dr M. Eutick(3)	17,693	—	—	17,693
P.O. Burns(3)	556	—	—	556
R. Williamson(3)	25,000	—	—	25,000
J. Lee(3)	—	—	—	—
W. Hanisch(4)	—	—	—	—

Executives
L. Burns(5)	14,359	—	—	14,359
A. Gautam(6)	—	—	—	—
S. Meibusch(7)	—	—	—	—
J. Garner(8)	—	—	—	—
J. Devlin(2)	—	—	—	—
L. Marton	—	—	—	—
P. Dixon(9)	—	—	—	—
Total	947,458	—	(600,000)	347,458

(1) Resigned as executive chairman 1 July 2009

(2) Resigned 4 September 2008

(3)Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

(10) Off-market transactions

(d) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2009	2008	2009	2008

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278
Pharmasynth Pty Ltd	Australia	100	n/a	536	—

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd. Progen transferred $628,000 net book value worth of plant and equipment into Pharmasynth Pty Ltd on this date (see note 11). During the year there was a management fee of $10,000 and operating lease rental for the Darra facility of $79,000 paid from PharmaSynth to the parent entity.

Term and conditions of transactions with subsidiary.

The company has intercompany receivables relating to the subsidiaries. Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 9.45% p.a. interest. Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2009

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, we state that:

(1)           In the opinion of the directors:

(a)          The financial report and the additional disclosures included in the directors’ report designated as audited, of the Group are in accordance with the Corporations Act 2001, including the provision that:

(i) this report provides a true and fair view of the Group’s financial position as at 30 June 2009 and of its performance for the year ended on that date; and

(ii) this report is in compliance with Australian Accounting Standards, International Financial Reporting Standards, and Corporations Regulations 2001; and

(b)         There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

(2)                                  The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2009.

On behalf of the board.

S. James	J. Chiplin
Chairman	Director

Date: 31 August 2009	Date: 31 August 2009

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying general purpose financial report of Progen Pharmaceuticals Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, compiles with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards and International Standards on Auditing. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the director’s report.

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Auditor’s Opinion

In our opinion:

1.             the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the financial position of Progen Pharmaceuticals Limited and the consolidated entity as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)                                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and Corporations Regulations 2001.

2.                                       the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in section 10 of the director’s report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

Ernst & Young

Winna Brown
Partner
Brisbane
31 August 2009